Exhibit 21.1

MAJOR SUBSIDIARIES OF BLOCK, INC.*

Subsidiary name	Jurisdiction of incorporation
Afterpay Australia Pty Ltd	Australia
Afterpay Corporate Services Pty Ltd	Australia
Afterpay US, Inc.	Delaware, U.S.
Afterpay US Services, LLC	Delaware, U.S.
Decentralized Global Payments, SL	Spain
Square Capital LLC	Delaware, U.S.
Square Financial Services, Inc.	Utah, U.S.
Square Technologies, Inc.	Canada
Tidal Music AS	Norway
Tidal Music LLC	Delaware, U.S.

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Block, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.